Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Annual General Meeting of Shareholders (the "Annual Meeting") of ICTS International N.V. (the "Company") which will be held on Wednesday, December 28, 2022, at 10:00 A.M. local time, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands.

The agenda for the Annual Meeting, including proposals made by the Supervisory Board and the Management Board, with no proposals being made by Shareholders, is as follows:

1.	Opening of the meeting by the Chairman of the Supervisory Board.
2.	Report of the Management Board on the course of business of the Company during the financial year 2021 with respect to the annual accounts of the financial year 2021.
3.	Report of the Supervisory Board with respect to the annual accounts of the financial year 2021.
4.	Report of the Audit Committee with respect to the annual accounts of the financial year 2021.
5.	Adoption of the English language to be used for the annual accounts and annual reports of the Company.
6.	Adoption of the annual accounts of the financial year 2021.
7.	Election of two Managing Directors.
8.	Election of seven Supervisory Directors.
9.	Appointment of independent auditors for the Company.
10.	Discharge from liability of the Management Board and Supervisory Board.
11.	Adoption of the Minutes.
12.	Delegation to the Supervisory Board to (i) issue shares of common stock and/or grant rights to subscribe for shares of common stock and (ii) to exclude and/or restrict the pre-emptive rights.
13.	Authorization to the Supervisory Board to repurchase shares of common stock .
14.	Amendment of the articles of association.
15.	Questions.
16.	Adjournment.

Pursuant to the Articles of Association of the Company and Netherlands law, copies of the annual accounts for the financial year 2021, the annual report which includes the information required pursuant to Section 2:392 of the Dutch Civil Code, the report of the Supervisory Board and the draft deed of amendment of the articles of association and the draft consecutive text of the articles of association following amendment are open for inspection by the shareholders of1 the Company and other persons entitled to attend meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, and made available on the Company’s website.

Shareholders may only exercise their shareholder rights for the shares registered in their name on November 30, 2022 the record date for the determination of shareholders entitled to vote at the Annual Meeting.

SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR POWER OF ATTORNEY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

Rom Shaked & Alon Raich, Managing Directors

ICTS INTERNATIONAL N.V.
Walaardt Sacréstraat 425-5
1117 BM Schiphol Oost,
The Netherlands (Registered with the Chamber of Commerce at Amstelveen, under No. 33.279.300)

November 30, 2022

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 28 , 2022

This Proxy Statement is being furnished to holders of common shares, par value 0.45 Euro per share (the "Common Shares"), of ICTS International N.V., a Dutch public limited company (naamloze vennootschap)  (the "Company"), in connection with the solicitation by the Management Board of proxies in the form enclosed herewith for use at the Annual General Meeting of shareholders of the Company to be held at 10:00, A.M. local time, on Wednesday, December 28, 2022, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, or at any adjournment or adjournments thereof (the "Annual Meeting"). A copy of the Notice of Annual General Meeting of Shareholders (the "Notice"), which contains the agenda for the Annual Meeting (the "Agenda"), accompanies this Proxy Statement.

The Company's audited consolidated financial statements for the financial year ended December 31, 2021, expressed in U.S. Dollars and prepared in accordance with United States generally accepted accounting principles (hereinafter, the "Annual Accounts"), and the Company's 2021 annual report (the "Annual Report and the draft deed of amendment of the articles of association and the draft consecutive text of the articles of association following amendment  is being emailed with this Proxy Statement and made available on the Company’s website.

It is proposed at the Annual Meeting to adopt resolutions approving the following proposals (the "Proposals"):

1.	Adoption of the English language to be used for the annual accounts and annual reports of the Company (Item 5 of the Agenda).
2.	Adoption of the Annual Accounts (Item 6 of the Agenda).
3.	Election of two Managing Directors (Item 7 of the Agenda).
4.	Election of seven Supervisory Directors (Item 8 of the Agenda).
5.	Appointment of independent auditors for the Company (Item 9 of the Agenda).
6.	Discharge from liability the Management Board and Supervisory Board. (Item 10 of the Agenda).
7.	Adoption of the minutes (Item 11 of the Agenda)
8.	Delegation to the Supervisory Board to (i) issue shares of common stock and/or grant rights to subscribe for shares and (ii) exclude and/or restrict the pre-emptive rights (Item 12 of the Agenda).
9.            Authorization to the Supervisory Board to repurchase shares of common stock (Item 13 of the Agenda)
10.	Amendment of the articles of association (Item 14 of the Agenda)

Pursuant to the Articles of Association of the Company and the laws of the Netherlands, copies of the Annual Accounts, the Annual Report and the information required under Section 2:392 of the Dutch Civil Code and the report of the Supervisory Board, written in accordance with the Articles of Association of the Company, are open for inspection by the shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands, from the date hereof until the close of the Annual Meeting. Information on the Company and the upcoming Annual General Meeting, including the notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Since the Company is a "foreign private issuer" under United States securities laws, the solicitation of proxies for use at the Annual Meeting is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

This solicitation is made by the Management Board and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to beneficial owners. The Company is mailing this Proxy Statement, the Notice, the Annual Report, the draft deed of amendment of the articles of association and the form of Power of Attorney to the shareholders on or about December 5, 2022.

Attendance in Person at the Meeting

Shareholders wishing to attend the meeting in person must present photo ID and original documentation (no copies) showing that the shareholder is a shareholder as of the record date November 30, 2022. Dutch requirements regarding COVID 19, if applicable, will be observed.

Voting Securities and Voting Rights

At the close of business on November 30, 2022, the issued and outstanding voting securities of the Company consisted of 37,433,333 Common Shares. The class of Common Shares is the only class of voting stock of the Company. Shareholders may exercise their shareholder rights to vote only the Common Shares registered in their name on November 30, 2022, the record date for the Annual Meeting.

The Agenda set forth in the Notice was proposed by the Management Board and approved by the Supervisory Board.

A registered holder of Common Shares may cast one vote per share at the Annual Meeting. In accordance with Article 18 of the Articles of Association of the Company, resolutions may be adopted only when a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting, and adoption of a resolution requires an absolute majority of the votes cast at the Annual Meeting.

Shareholders owning and holding approximately 85.2% of the issued and outstanding Common Shares of the Company have indicated that they will vote FOR items 5, 6, 7, 8, 9,10, 11, 12,13 and 14  of the Agenda.

Common Shares cannot be voted at the Annual Meeting unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in The Netherlands and, as required by the laws of The Netherlands and the Company's Articles of Association, the Annual Meeting must be held in the Netherlands. Shareholders who are unable to attend the Annual Meeting in person may authorize the voting of Common Shares at the Annual Meeting by completing and returning the enclosed power of attorney and proxy card naming Rom Shaked and / or Alon Raich as proxy holders. If the power of attorney and proxy in the enclosed form is duly executed and returned prior to the Annual Meeting, all Common Shares represented thereby will be voted, and, where specifications are made by the holder of Common Shares on the form of proxy, such proxy will be voted by the proxy holders in accordance with such specifications.

If no specification is made in the power of attorney and proxy, the power of attorney and proxy will be voted by the proxy holders FOR items 5, 6, 7, 8, 9, 10, 11, 12,13 and 14 of the Agenda.

In the event a shareholder wishes to use any other form of power of attorney and proxy, such power of attorney and proxy shall be voted in accordance with the specification given therein, provided that (i) such power of attorney and proxy states the number of registered Common Shares held by such shareholder, (ii) the Common Shares for which the power of attorney and proxy is given are registered in the name of the shareholder on November 30, 2022, and (iii) such proxy enables the person named therein to vote the Common Shares represented thereby either in favor of or against the Proposals, or to abstain from voting, as applicable. (iv) the proxy and the power of attorney presented in the shareholders meeting should be originals. Copies will not be accepted. The proxy holder shall present the duly executed proxy together with the enclosed form of Power of Attorney and Proxy signed by the registered shareholder.

Right of Revocation

Any shareholder who has executed and delivered a power of attorney and proxy to the Company and who subsequently wishes to revoke such power of attorney and proxy may do so by delivering a written notice of revocation to the Company at its address set forth above, Attention: Managing Directors, at any time prior to the Annual Meeting.

Beneficial Ownership of Securities Owners

The following table sets forth below information regarding the beneficial ownership (as determined under U.S. securities laws) of the Common Shares of the Company, as of November 30, 2022 by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Shares:

Name of Five Percent Shareholders	Beneficially Owned	Percent of Amount of Common Shares Outstanding (a)

MacPherson Trust and its beneficiaries (b)	23,418,861	62.6%
Menachem J. Atzmon	4,850,000	13.0%
Igal Tabori	2,002,483	5.3%
All officers and directors as a group (9 persons), the MacPherson Trust and the Trust beneficiaries	31,280,721	83.6%

(a)          The amounts include common shares owned by each of the above, directly or indirectly.

(b)          1. The MacPherson Trust (“Trust”) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 62.6% of the issued and outstanding Common Shares. Mr. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of ICTS and control the affairs of ICTS.

 2.  As of November 30, 2022 Spencer Corporation has the right to convert up to $1.2 million of an outstanding loan into the Company's shares at a price of $0.4 per share. The calculation above does not take into consideration the conversion of the outstanding balance.

ITEM FOUR OF THE AGENDA:

REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of Mr. Philip M. Getter (Chairman), Gail F. Lieberman and Gordon Hausmann. The Audit Committee and the Supervisory Board have adopted an Audit Committee Charter and Code of Ethics which are attached hereto as Exhibits A and B. The Charter outlines the duties of the Audit Committee in relation to its responsibilities of overseeing management's conduct of the Company's financial reporting process, including the selection of the Company's outside auditors and the review of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by the Management Board and the Supervisory Board. The Audit Committee has met with the independent auditors. The Code of Ethics sets forth the conduct required of all directors, officers and employees.

The Audit Committee after such review and discussion with the independent auditors have recommended that the audited financial statements be included in the Company's annual report on Form 20-F.

The Audit Committee held three meetings during the last financial year (2021). All members of the Audit Committee are "independent" under the rules of the Securities and Exchange Commission currently applicable to the Company. Mr. Getter and Ms. Lieberman have financial expertise.

The Committee has discussed with the Company’s independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committees) regarding the auditor’s judgments about the quality of the Company’s accounting principles as applied in its financial reporting.

The Committee has also received written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with such firm their independence.

Conclusion

Based on the review and discussions referred to above, the Committee recommended to the Company’s Supervisory Board that its audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 for filing with the Securities and Exchange Commission.

Based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) the audit committee believes that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

The members of our Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of independent registered public accounting firm independence.  Members of our Audit Committee rely, without independent verification, on the information provided to them and on the representations made by the management and the independent registered public accounting firm.  Accordingly, our Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.  Furthermore, our Audit Committee’s considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards that the financial statements are presented in accordance with the standards of the Public Company Accounting Oversight Board (US)or that CBIZ MHM, LLC CPA’s our accounting firm is in fact “independent”.

Submitted by the Audit Committee of the Supervisory Board

Philip M. Getter, Chairman of the Audit Committee.

ITEM FIVE OF THE AGENDA:

ADOPTION OF THE ENGLISH LANGUAGE TO BE USED FOR
THE ANNUAL ACCOUNTS AND ANNUAL REPORTS OF THE COMPANY

Pursuant to Section 2:362, Paragraph 7 of the Dutch Civil Code, the annual accounts of a Netherlands company such as the Company must be prepared in the Dutch language, unless the General Meeting of Shareholders resolves to use another language. Due to the international structure of the Company, the Management Board proposes that the annual accounts and the annual reports of the Company be prepared in the English language until the General Meeting of Shareholders has resolved otherwise. Pursuant to Section 2:391 of the Dutch Civil Code, the Management Board will use the English language for the annual report by the Management Board.

A majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE ENGLISH LANGUAGE (ITEM 1 ON THE POWER OF ATTORNEY AND PROXY).

ITEM SIX OF THE AGENDA:

 ADOPTION OF ANNUAL ACCOUNTS

The Annual Accounts are submitted to the Company's shareholders in the English language.

Copies of the Annual Accounts, the Annual Report, which contains the information required under Section 2:392 of the Dutch Civil Code, and the report of the Supervisory Board are available for inspection by the Company's shareholders and other persons entitled to attend meetings of shareholders at the office of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands [and on the Company’s website]3, from the date hereof until the close of the Annual Meeting.

In accordance with Article 20 of the Articles of Association of the Company, the Supervisory Board has determined  the net profit for the financial year 2021.

Adoption of the Annual Accounts also includes the adoption of the Dutch accounts through December 31, 2021
Adoption of the Annual Accounts also implies the approval by the shareholders of the Company for the extension of the period prescribed by Dutch law by five months for the preparation of the Annual Accounts.

A majority of the votes cast is required for the adoption of the Annual Accounts, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF ANNUAL ACCOUNTS (ITEM 2 ON THE POWER OF ATTORNEY AND PROXY).

ITEM SEVEN OF THE AGENDA:

ELECTION OF TWO MANAGING DIRECTORS

At the Annual Meeting, two members of the Management Board are to be elected to serve until their successors have been elected and qualified. The nominees to be voted on by Shareholders are Mr. Rom Shaked and Mr. Alon Raich.

Both Mr. Shaked and Mr. Raich have consented to be named and have indicated their intent to serve if elected. The Company has no reason to believe that these nominees are unavailable for election. However, if a nominee becomes unavailable for any reason, the persons named as proxies may vote for the election of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the ratification and election of Mr. Shaked and Mr. Raich.

Rom Shaked is a CPA (Isr.) and an attorney at law (Isr.). Mr. Shaked joined ICTS in 2015 as an Internal Auditor. From April 2019 until December 2021 Mr. Shaked was nominated as Deputy CEO of I-SEC International Security B.V. and was responsible for I-SEC’s Quality Assurance, Corporate HR, and was providing support in project management in different areas. As of January 1st 2022 Mr. Shaked is the CEO of I-SEC International Security B.V. As of February 2020, Mr. Shaked is a joint Managing Director of the Company and for I-SEC International. Before joining ICTS Mr. Shaked was working as a financial auditor and in the Israeli Securities Authority (ISA).

Mr. Raich is a CPA (Isr), joined ICTS in September 2005 as Financial Controller and became Chief Financial Officer (CFO) of the Company in 2008. As of February 2020, Mr. Raich is a joint Managing Director of ICTC International N.V. and of I-SEC International Security B.V. From 2001 to 2005 Mr. Raich worked in the accounting firm Kesselman & Kesselman, Price Waterhouse Coopers (PwC). Mr. Raich holds a BA degree in economics and accounting and an MA degree in law from Bar-IIan University, Israel.

A majority of the votes cast is required for the election of two Managing Directors provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE FOREMENTIONED NOMINEES (ITEM 3 ON THE POWER OF ATTORNEY AND PROXY).

ITEM EIGHT OF THE AGENDA:

ELECTION OF SEVEN SUPERVISORY DIRECTORS

At the Annual Meeting, seven members of the Supervisory are to be elected to serve until their successors have been elected and qualified. The nominees to be voted on by Shareholders are Messrs. Menachem Atzmon, Ron Atzmon and Gil Atzmon (both the sons of Menachem Atzmon), Philip M. Getter, David W. Sass, Ms. Gail F. Lieberman and Gordon Hausmann.

All nominees have consented to be named and have indicated their intent to serve if elected. The Company has no reason to believe that any of these nominees are unavailable for election. However, if any of the nominees become unavailable for any reason, the persons named as proxies may vote for the election of such person or persons for such office as the Supervisory Board of the Company may recommend in the place of such nominee or nominees. It is intended that the proxies, unless marked to the contrary, will be voted in favor of the election of Messrs. Menachem Atzmon, Ron Atzmon, Gil Atzmon, Philip M. Getter, David W. Sass, Ms. Gail F. Lieberman and Gordon Hausmann.

Menachem J. Atzmon is a CPA (Isr). Since 1976 Mr. Atzmon serves as director and chairman of Spencer Corporation. From 1996 until 2012 Mr. Atzmon has been the managing director of Albermale Investment Ltd., an investment company. Since 1998 until 2012 he has served as the Chairman of the Management Board of Seehafen Rostock, Umschlagsgesellschaft GmbH and its Holding Company. Mr. Atzmon has been a member of the Supervisory Board of ICTS since 1999 and acts as the Chairman of the Supervisory Board since 2004. Since 2010 he serves as the Chairman of Arrow Ecology & Engineering Overseas (1999) Ltd, an advance recycling company. During 2014 Mr. Atzmon was appointed in addition to his role of Chairman of the Supervisory Board to CEO of the Arrow Ecology & Engineering Overseas Ltd.

Ron Atzmon is the Managing Director of the AU10TIX Group since September 2008. Mr. Atzmon was the CEO and founder of 1ST2C.com between April 2005 and January 2009. Mr. Atzmon holds an MA in Business Administration from the College of Management Academic, Israel and an MBA from the Imperial College London, UK.

Gil Atzmon is the CEO of Arrow Ecology since February 2017. Mr. Atzmon was a Director of Sales at S. Juwal & Co from 2002 to 2017. Mr. Atzmon holds a BA in Business Administration and Management from IDC Herzliya, Israel and an MBA from the London Metropolitan University, UK.

Philip M. Getter has been managing member of GEMPH Development LLC since 1985. Mr. Getter has more than 30 years of corporate finance experience. From 2000 to 2005 he was president of DAMG Capital, LLC Investment Bankers. Prior thereto he was head of Investment Banking and a member of the board of directors of Prime Charter, Ltd. After graduation from Cornell University he served as Administrative Assistant to the Director of United States Atomic Energy Commission. From 1960 to 1969 he was a partner with Shearson, Hammill and from 1969 to 1975 Senior Partner of Devon Securities, an international investment-banking boutique. From 1975 to 1984 he was Chairman/CEO of Generics Corporation of America, then one of the largest generic drug companies in the United States of America. As President and CEO of Wolins Pharmacal (1977 to 1984) he led the reorganization and restructuring of this distributor of medical supplies. Mr. Getter was Chairman of Inksure Technologies, Inc.a manufacturer of RFID and security inks. He was a founder of KIDSRx an all-natural pharmaceutical company and chairman of TCI College of Technology. Mr. Getter has been a member of The Broadway League [League of American Theatres and Producers] Executive Vice Chairman of The Kurt Weill Foundation for Music, and Trustee of the American Theatre Wing. He has been involved in most aspects of the entertainment industry and has produced for Broadway, television and film. His productions have earned Pulitzer Prize, Tony and Grammy Awards.

David W. Sass for the past 62 years has been a practicing attorney in New York City and is currently a Special Council in the law firm of McLaughlin & Stern, LLP. Mr. Sass is also licensed in the State of Texas. Mr. Sass has been a director of ICTS since 2002 and is also a director of several privately held corporations. Mr. Sass is an Honorary Trustee of Ithaca College.

Gail F. Lieberman is the founder and Managing Partner of Rudder Capital, LLC, which provides financial and strategic advisory services for middle-market companies in the services & technology sectors. Previously, she was the Chief Financial Officer for Thomson Corporation’s Financial & Professional Publishing division, Moody’s Investor Service, Inc. and Scali, McCabe, Sloves, Inc. (Ogilvy Group). Ms. Lieberman is a director of Thesys Group, a private financial technology company and a board member and Chairman of the Audit & Finance Committee of WL Gore & associates. Mrs. Lieberman is a board member of Equilend, a financial technology company, where she the Lead Director and Chair of the Nominating/Governance and Compensation Committee. Formerly Mrs. Lieberman served as board member for the South-Central Connecticut Regional Water Authority, board member, Compensation Committee Chair and Audit Committee Member for Dara Biosciences (NASDAQ: DARA), board member and Audit Committee Chair for I-Trax Inc. (Amex: DMX), board member and Audit and Governance Committee Member for TriPath Imaging Inc. (NASDAQ: TPTH) and board member and Audit Committee Chair for Breeze-Eastern Corporation (Amex: BZC). She also served on the board of FTEN, a financial technology company. Ms. Lieberman holds a BA in Mathematics and Physics and an MBA in Finance from Temple University.

            Gordon Hausmann is the senior partner of his own law firm, founded in London over 35 years ago. He specializes, amongst other things, in corporate and commercial law, including business finance and banking law, litigation and representation of several substantial family offices. Mr. Hausmann holds office as a board member of numerous companies and institutions, including listed companies in the UK Israel and elsewhere. These include an international airline, some Embassies, finance companies (including a company associated with a private Swiss banking group) and other well-known and governmental entities. Mr. Hausmann also holds office and advises a number of charities, including Governor of the Hebrew University.

A majority of the votes cast is required for the election of Supervisory Directors, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF SUPERVISORY DIRECTORS (ITEM 4 ON THE POWER OF ATTORNEY AND PROXY).

ITEM NINE OF THE AGENDA:

THE APPOINTMENT OF MAZARS USA LLP
AND HLB WITLOX VAN DEN BOOMEN AUDIT B.V. AS INDEPENDENT  AUDITORS OF THE COMPANY

At the annual meeting the shareholders are being asked to approve the appointment of MAZARS USA LLP as the Company’s independent registered public accounting firm and HLB Witlox Van den Boomen Audit B.V. (“HLB”) as the independent auditors of the Company for the fiscal year ended December 31, 2022. HLB was the Dutch Company’s independent auditor for the year ended December 31, 2021. The proposal for appointment by the Annual Meeting was made by the Company’s Audit Committee and approved by the Supervisory Board and Management Board of the Company.

A majority of the votes cast is required for the appointment of auditors, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE APOINTMENT OF THE AUDITORS FOR THE COMPANY (ITEM 5 OF THE POWER OF ATTORNEY AND PROXY)

ITEM TEN OF THE AGENDA:

DISCHARGE FROM LIABILITY OF THE
 MANAGEMENT BOARD AND SUPERVISORY BOARD

At the annual meeting the shareholders are being asked to discharge from liability the members of the Management Board in respect to their management and the members of the Supervisory Board in respect of their supervision up to and including the 2021 financial year.

A majority of the votes cast is required for the discharge from liability, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE DISCHARGE FROM LIABILITY (ITEM 6 OF THE POWER OF ATTORNEY AND PROXY

ITEM ELEVEN OF THE AGENDA:

ADOPTION OF MINUTES.

Pursuant to the Articles of Association the Shareholders are being asked to adopt the minutes of this meeting as set forth in this Proxy Statement.

A majority of the votes cast is required for the adoption of minutes, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE  ADOPTION OF THE MINUTES (ITEM 7 OF THE POWER OF ATTORNEY AND PROXY).

ITEM TWELVE OF THE AGENDA:

DELEGATION TO THE SUPERVISORY BOARD,
FOR A PERIOD OF FIVE YEARS FROM THE DATE OF THE MEETING,
TO (I) ISSUE ANY AND ALL OF THE UNISSUED BUT AUTHORIZED SHARES
OF THE COMPANY’S COMMON STOCK AND/OR GRANT RIGHTS TO SUBSCRIBE FOR
SUCH SHARES AND (II) EXCLUDE AND/OR RESTRICT THE PRE-EMPTIVE RIGHTS, FOR ANY LAWFUL
CORPORATE PURPOSE WITHOUT FURTHER SHAREHOLDER APPROVAL BEING NECESSARY OR REQUIRED4

Pursuant to the Company’s Articles of Association and Section 2:96(1) of the Dutch Civil Code, the Supervisory Board of the Company may only issue Common Shares in accordance with a resolution of the general meeting of shareholders or of another company organ that is indicated by resolution of the general meeting for a fixed duration of up to five years.  Such delegation must also specify the number of shares which may be issued.

In order to further the business interests of the Company and to increase the ease with which the Company may issue stock in connection any lawful business purpose, the Supervisory Board requests that it be authorized by a resolution of the Meeting to (i) issue any and all unissued Common Shares included in the Company’s authorized share capital as included in the articles of association of the Company as these shall read from time to time and/or to grant rights to subscribe for such shares and (ii) exclude and/or restrict the pre-emptive rights, all for a period of five years from the date of the Meeting without further shareholder approval being necessary or required.

A majority of votes cast is required for the delegation to the Supervisory Board to (i) issue such Common Shares and/or grant rights to subscribe for such shares and (ii) exclude and/or limit the pre-emptive rights, during such period without further shareholder approval being necessary or required, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD RECOMMEND A VOTE “FOR” ITEM TWELVE (ITEM  8 OF THE PROXY CARD).

ITEM THIRTEEN OF THE AGENDA:

AUTHORIZATION FOR COMPANY TO EXPEND FUNDS
IN AN AMOUNT UP TO US $ 50,000,000 TO REPURCHASE ITS COMMON SHARES
IN THE OPEN MARKET OR OTHERWISE AT PRICES NOT TO EXCEED US $10.00 PER SHARE

Pursuant to the Company’s Articles of Association and §2:98(4) of the Dutch Civil Code, the Company may only acquire Common Shares if authorized by the Shareholders to do so. This authorization cannot be for a period greater than eighteen months and the authorization shall determine how many shares may be acquired, how they may be acquired, and the high and low prices to be paid for such shares.

By reducing the number of shares outstanding, it is anticipated that the price of shares will increase, therefor, the Company asks that the shareholder authorize the expenditure by the Company of up to US$ 50,000,000  to repurchase Common Shares in the open market or otherwise at prices ranging between the par value of a share up to $10.00 per share, but at all times not exceeding the maximum number of shares  according to the Company’s articles of association as they shall read from time to time, for a period of eighteen months commencing the date of the Meeting.

A majority of the votes cast is required for this Proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD EACH RECOMMENDS A VOTE “FOR” ITEM THIRTEEN (ITEM 9 OF THE PROXY CARD).

ITEM FOURTEEN OF THE AGENDA:

ADOPTION OF AMENDMENTS TO ARTICLES 4,7,11, 14, 15, 16,19, 21 AND 22
OF THE ARTICLES OF ASSOCIATION OF THE COMPANY AS DESCRIBED BELOW

At the annual meeting the shareholders are being asked to amend the Articles of Association of the Company particularly Articles 4,7,11,14,15,16,19, 21 and 22, such in accordance with a draft deed of amendment prepared by AKD N.V.. A copy of each of the draft deed of amendment and the draft consecutive text of the articles of association following amendment are attached hereto as Exhibit C. The following describes in part the proposed changes. For complete description shareholders should read Exhibit C.

Article 4 deals with Definitions. Article 7 various record registration. Article 11 Acquisition of own shares increases the number shares the Company can repurchase from two tenths to four tenths of the issued capital. Article 14 Management expands and clarifies the duties of management. Article 15 Supervisory Board adds provisions relating to related party transactions. Article 16 General Meeting, adding provision for electronic notices. Article 19 Fiscal Year, changing filing time from 6 months to 5 months. Article 21 Bylaws, Amendment clarifies certain procedures. Article 22 Liquidation clarification and typographical correction of certain cross references.

This proposal to amend the articles of association includes the proposal to authorize each Managing Director and each Supervisory Director of the Company as well as each employee of AKD N.V. to execute the deed of amendment and to do all and everything the authorized person might deem useful or necessary with regard to the foregoing.

A 2/3 majority of the votes cast is required for this proposal, provided that a quorum of at least 50% percent of the outstanding shares entitled to vote is present or represented at the Annual Meeting.

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE AMENDMENT TO THE ARTICLES OF CORPORATION (ITEM 10 OF THE POWER OF ATTORNEY AND PROXY).

Corporate Governance

The Supervisory Board, Management Board and Shareholders of the Company have adopted a Corporate Governance Policy that meets the requirements of the Dutch Civil Code and the requirements of the United States of America Federal Securities Laws.

The policy includes among others, the management description of the corporate governance structure of the Company, the strategy and the financial objectives, the risk profile of the activities and the group risk management and control systems in place and their assessment by the management.

The Management and Supervisory Boards are responsible for the corporate governance structure of the Company and for compliance with the Dutch Civil Code.  They will give an account of their actions in this regard to the General Meeting of Shareholders.

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Please sign, date and return the accompanying proxy card or other form of proxy with Power of Attorney, as applicable, in the enclosed envelope at your earliest convenience.

The Management Board

Rom Shaked and Alon Raich, Managing Directors

November  30, 2022

EXHIBIT A

CHARTER OF THE AUDIT COMMITTEE

This Charter of the Audit Committee (this "Charter") has been adopted by the Supervisory  Board (the "Board") of ICTS International N.V. requires that "Company"). The Audit Committee (the Committee") that the Committee shall review and reassess this Charter annually conduct an annual and recommend any proposed changes to the Board evaluation of its Charter for approval.

A. Purpose
The purpose of the Committee is to assist the Board in its oversight of the Company's the accounting and financial reporting processes and audits of the Company's financial statements, including (i) the quality and integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence and (iv) the performance of the Company's internal audit functions and independent auditors. In fulfilling its purpose, the Committee shall maintain free and open communication with the Company's independent auditors, internal auditors and management.

B. Duties and Responsibilities In furtherance of its purpose, the Committee shall have the following duties and responsibilities:

1. To review major issues regarding accounting principles, policies, practices and judgments and financial statement presentations, including (i) any significant changes to the Company's selection or application of accounting principles, (ii) the adequacy and effectiveness of the Company's internal controls and (iii) any special audit steps adopted in light of material control deficiencies.

2. To review analyses prepared by management, the independent auditors and/or others setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

3. To review the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements.

4. To review the type and presentation of information to be included in the Company's earnings press releases, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information, as well as review and discuss earnings press releases and any financial information and earnings guidance provided to analysts and rating agencies.

5. To review, or oversee the review of, internal audit functions that ensure the appropriate control process is in place for reviewing and approving the Company's internal transactions and accounting.

6. To periodically discuss with the Board the adequacy and effectiveness of the Company's internal controls.

7. To discuss with management and the independent auditors the integrity of the Company's financial reporting processes and controls, including policies and guidelines with respect to risk assessment and risk management and the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

8. To discuss with management and the independent auditors the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," together with the results of the independent auditors' review prior to filing or distribution.

9. To prepare the report required to be included in the Company's annual proxy statements pursuant to the proxy rules promulgated by the United States Securities and Exchange Commission (the "SEC") or, if the Company does not file a proxy statement, in the Company's annual report.

10. To discuss with management and the independent auditors the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles and underlying estimates in its financial statements.

11. To review and discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any published reports and employee complaints concerning financial matters which raise material issues regarding the Company's financial statements or accounting policies.

12. To discuss with the independent auditors and management, as appropriate, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 not otherwise addressed in this Charter.

13. To discuss with the independent SEC Release 34-47265 auditors, prior to the filing of the Final audit report with the SEC, reports from management and the independent Commission's auditors regarding (i) all critical accounting policies and practices used Regarding Auditor by the Company, (ii) all material accounting treatments within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and the treatment preferred by the accounting firm and (iii) other material written communications between the accounting firm and management.

14. To discuss periodically with the SEC Release 34-46427 Final Company's CEO and CFO (i) all of significant deficiencies in the disclosure in the Companies' operation of internal controls which could adversely affect the Reports; summarize and report financial data, Management's Report on (ii) any significant changes in Internal Control Over internal controls, including internal Financial Reporting and control over financial reporting, or certification of other factors that could significantly affect such internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses and (iii) any fraud involving management or other employees who have a significant role in the Company's internal controls.

15. To review the internal control reports of management prepared pursuant to rules and regulations of the SEC on Internal Control promulgated under the Sarbanes-Oxley Financial Reporting and Act of 2002 prior to filing with the Certification of SEC.

16. To directly appoint, retain, evaluate and oversee the 3(b)(2), (5)independent auditors engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company, and to resolve any disagreements between management and the independent auditors. To approve in advance, or, in the alternative, to establish and periodically review pre-approval policies and procedures for all audit engagement fees and terms, including the retention of the independent auditors for any significant permissible non-audit engagement or relationship. To have direct responsibility for the oversight of the independent auditors. The Committee shall inform each registered public accounting firm performing work for the Company that such firm shall report directly to the Committee. The Committee may terminate the independent auditors in its sole discretion. The Committee should also take into account the opinions of management in its dealings with the independent auditors.

17. To annually evaluate the experience, qualifications, performance independence of the independent auditors, including their lead partners. To assure the regular rotation of the audit partners, Independence Regarding including the lead and concurring Audit partners, as required by applicable laws, rules and regulations. To consider whether there should be regular rotation of the independent auditors. The Committee should take into account the opinions of management and the internal auditors in its evaluation of the independent auditors. The Committee should present its conclusions with respect to the independent auditors to the full Board.

18. To obtain and review, on an annual basis, a formal written report from the independent auditors describing (i) the auditing firm's internal quality control procedures; (ii) any material issues raised within the preceding five (5) years by the auditing firm's internal quality-control reviews, peer reviews, or any governmental or other inquiry or investigation relating to any independent audit conducted by the auditing firm, and the steps taken to deal with such issues; and (iii) all relationships between the independent auditors and the Company.

19. To discuss with the independent auditors any disclosed relationships between the auditors and the Company or any other relationships that may adversely affect the objectivity or independence of the independent auditor. To discuss with the independent auditors any services provided to the Company or any other services that may adversely affect the objectivity and independence of the independent auditor. To take, or to recommend that the full board take, appropriate action to oversee the objectivity and independence of the independent auditor.

20. To review with the independent auditors any audit problems or difficulties, together with management's responses, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management.

21. To review the independent auditors' audit plan, including its scope, staffing, locations, reliance upon management and general audit approach.

22. To review and approve all related party transactions for potential conflict of interest situations on an ongoing basis.

23. To establish clear guidelines for the hiring of current or former employees of the Company's independent auditors.

24. To review and discuss with the independent auditors the quality of the Company's financial and auditing personnel and the responsibilities, budget and staffing of the Company's internal audit functions.

25. To review with the Company's legal counsel on a quarterly basis, or more frequently as circumstances dictate, any legal matters that could have a significant impact on the Company's financial statements or the Company's compliance with applicable laws, rules and regulations, any breaches of fiduciary duties and inquiries received from regulators or governmental agencies.

26. To establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

27. To conduct any investigation appropriate to fulfill its responsibilities with the authority to direct access to the independent committees, as well as anyone in the Company.

28. To ensure that no improper influence on the independent directors is exerted by any officers or directors of the Company or any person acting on committees, under their direction.

29. To keep abreast of new accounting and reporting standards promulgated by the FASB, the SEC and other relevant standard setting bodies.

30. To approve ordinary expenses of the Committee that are necessary or appropriate in carrying out its duties.

31. To perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

C. Outside Advisors
The Committee, acting by majority vote, shall have the authority to retain, at the  Company's expense, outside legal, accounting, or other advisors or experts it deems necessary to perform its duties. The Committee shall retain these advisors without seeking Board approval and shall have sole authority to approve related fees and retention terms.

D. Annual Performance Evaluation
The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Board.

E. Membership
The Committee shall consist of no fewer than three (3) directors, as determined by the Board. SEC Release 34-47235 Final Each Committee member shall meet the independence rule requirements of The NASDAQ Stock Market and of the SEC, as determined by the Board, and any other requirements set forth in applicable laws, and regulations. All Committee members shall have/a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience. At least one Committee member shall meet the requirements of an "audit committee financial expert" as such term is defined by the SEC.

Committee members shall be appointed annually by a majority vote of the Board on the recommendation of the Corporate Governance & Nominating Committee. Each Prospective Committee member shall carefully evaluate existing time demands before accepting Committee membership. No director may serve as a Committee member if such director serves on the audit committee of more than two (2) other public companies, unless the Board expressly determines that such service would not impair that director's ability to serve on the Committee and such determination is disclosed in the Company's annual proxy statement. The Committee members may be removed, with or without cause, by a majority vote of the Board.

No member of the Committee shall receive ffinal compensation other than (i) director's fees for service as a director of the Company, including reasonable compensation for serving on the Committees. Committee and regular benefits that other directors receive and (ii) a pension or similar compensation for past performance, provided that such compensation is not conditioned on continued or future service to the Company.

F. Chairman
The Committee shall include a Committee Determined by the Board chairman. The Committee chairman shall be appointed by a majority vote of the Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee, add topics to the agenda and cast a vote to resolve any ties.

G. Meetings
The Committee shall meet at least one (1) time per quarter, or more frequently as circumstances dictate, and all Committee members shall strive to attend all Committee meetings. At least one Committee meetings each year shall be in person. Directors physically present outside the United States may participate in all other Committee meetings by telephone or by any other similar technology that permits instantaneous and simultaneous communication. The Committee meetings shall follow a set agenda established by the Committee.

The chairman may call a Committee meeting upon notice to each other Committee member at least forty-eight (48) hours prior to the meeting. A majority of the Committee members, acting in person or by proxy, shall constitute a quorum. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting. The Committee shall report its actions and recommendations to the Board at the next Board meeting after each Committee meeting.

The Committee shall meet separately in executive sessions with management, the independent auditors and those responsible for the internal audit functions, on a periodic basis, to discuss any matter that the Committee or any of these groups believes may warrant Committee attention.

H. Related Party Transactions With respect to related party transactions, the following controls:

1. For Securities and Exchange Commission purposes on disclosure of related party transactions a related party transaction is defined as "any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have, a direct or indirect material interest, naming such person and indicating the person's relationship to the Company, the nature of such person's interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person's interest in the transaction(s):

(i)          Any director or executive officer of the Company;
(ii)         Any nominee for election as a director;
(ii)         Any security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities; and
(iv)         Any member of the immediate family of any of the foregoing persons.

2. Management shall conduct a full due diligence investigation of the proposed investment, utilizing legal counsel, auditors and advisors as management deems necessary.

3. Prior to Supervisory Board consideration the group responsible for due diligence and negotiation shall prepare a detailed memo on the transaction which should be disseminated prior to the matter being presented to the Supervisory Board by way of the Committee for approval.

4.  Management shall negotiate the proposed terms and conditions of the investment. These negotiations shall not include the related parties interested in the transaction. The transaction should be negotiated on behalf of the Company by management who is not interested in the transaction or if no management meets this criteria then by the independent directors (assuming they have no interest in the transaction). All members of the Audit Committee are to receive continuous updates of the progress of the negotiations. In the negotiation process the fairness and reasonableness of the transaction to the Company and its shareholders is to be the paramount consideration.

5.  Whether or not a fairness opinion should be obtained should be determined by the Supervisory Board and should be decided based upon the nature of the transaction and its size and its proposed effect on the Company. A fairness opinion, if obtained, should be from an independent investment banking firm, chosen by the Committee, which describes the transaction, the terms and concludes that the transaction is fair and reasonable to the Company and its shareholders. There is no "de minimis rule" as to when a fairness opinion need not be obtained.

6.  All related party transactions must be approved by the majority of the independent directors of the company. Interested directors shall not vote.

7.  Whether or not a transaction should go before the shareholders depends on

A.  Local law requirements for the particular transaction such as a merger; or

B.  At the discretion of the Supervisory Board in the event it is determined that the transaction is material to the business of the company.

EXHIBIT B

ICTS INTERNATIONAL N.V.
And All Subsidiaries
(collectively "ICTS")

ICTS INTERNATIONAL N.V.

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

We are committed to maintaining the highest standards of business conduct and ethics. This ICTS International N.V and subsidiaries (“ICTS”) Code of Business Conduct and Ethics (the "Code") reflects the business practices and principles of behavior that support this commitment. This Code is intended to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”). We expect every executive and manager, employee officer, Managing Director and Supervisory Director of ICTS and each of its subsidiaries to read and understand the Code and its application to the performance of his or her business responsibilities. References in the Code to employees are intended to cover officers and, as applicable, Management Directors Supervisory Directors as well as chief financial officer (“Principal Financial Officer”) (the management directors, principal executive officers and principal financial officer collectively, the “406 Officers” as referred to in the Act) are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The 406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the ICTS Business Conduct Guidelines, the 406 Officers shall be subject to the additional conduct guidelines continued on Section 18 hereof.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of ICTS. Nothing in the Code alters the terms of employment between an individual employee and ICTS.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.

Action by members of your immediate family, significant others or other persons who live in your household also may potentially result in ethical issues to the extent that they involve ICTS business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

The integrity and reputation of ICTS depends on the honesty, fairness and integrity brought to the job by each person associated with us. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THE CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 17 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THE CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 17.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment or summary dismissal (“ontslag op staande voet”) and, in appropriate cases, civil legal action or referral for criminal prosecution.

LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee's operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board (the "Audit Committee", as further described in Section 18).

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as ICTS, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to inspection by third parties in the event of a government investigation or civil litigation. It is in everyone's best interests to know and comply with our legal and ethical obligations.

INSIDER TRADING

Employees who have access to confidential (or "inside") information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about ICTS or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including "tipping" others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy which you should consult for more specific information on the definition of "material inside information" and on buying and selling our securities or securities of companies with which we do business.

DISCRIMINATION AND HARASSMENT

The diversity of ICTS's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. In addition, retaliation against individuals for raising claims of discrimination or harassment is prohibited.

CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's personal interest may interfere in any way with the performance of his or her duties or the best interests of ICTS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of ICTS. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or appearance of conflict or if you become aware of an actual or potential conflict or appearance of a conflict, and you are not an officer or director of ICTS, you should discuss the matter with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee and filing with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

No loans to, or guarantees of obligations of, employees or their Family Members by ICTS are permitted.

HEALTH AND SAFETY

ICTS strives to provide a safe and healthy work environment. Each of us shares the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries, unsafe equipment and any other unsafe practices or conditions to his/her supervisor or the Principal Financial Officer. Further, misusing controlled substances or selling, manufacturing, distributing, possessing, using or misusing controlled substances, or being under the influence of illegal drugs on the job is absolutely prohibited.

INTERNATIONAL BUSINESS LAWS

Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries.

The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with certain U.S. and applicable foreign laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include but are not limited to:

The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

U.S. Embargoes or Sanctions Programs, which restrict or, in some cases, prohibit companies, their subsidiaries and certain employees from trading with, investing in or traveling to certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Liberia, North Korea, Sudan, Syria and Zimbabwe), specific companies or individuals, or being involved in specific activities such as certain diamond trading and proliferation activities;

Export Controls, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S., the re-export of U.S. origin goods from the country of original destination to such designated countries, and the export of foreign origin goods made with U.S. technology; and

Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person, and requires the reporting of any boycott receipts.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way.

MISUSE OF COMPANY COMPUTER EQUIPMENT

You may not, while acting on behalf of ICTS or while using our computing or communications equipment or facilities, either:

access the internal computer system (also known as "hacking") or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as "spam") in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity's internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of ICTS, either while acting on our behalf or using our computing or communications equipment or facilities, you should obtain prior approval from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of ICTS and subject to inspection, retention and review by ICTS in accordance with applicable law.

ENVIRONMENT COMPLIANCE

The laws of the various jurisdictions where we do business can impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can be a criminal offense and can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that environmental impacts. We are committed to minimizing and, if possible, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

ICTS is committed to producing full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the United States Securities and Exchange Commission (the "SEC") and other regulators. Accordingly, ICTS requires honest and accurate recording and reporting of information. All of ICTS's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect ICTS's transactions and must conform both to applicable legal requirements and to ICTS's system of internal controls. By way of example, unrecorded or "off the books" funds or assets should not be maintained, only the true and actual number of hours should be reported, and business expense accounts must be documented and recorded accurately.

Business records and communications sometimes become public.  Accordingly, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to ICTS's record retention policies. Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages though superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer and employee should endeavor to respect the rights of and deal fairly with ICTS's customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

GIFTS AND ENTERTAINMENT

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. Unless express permission is received from a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, entertainment and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered "a way of doing business." Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 5), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

COMPETITION LAW

The European competition rules are supplemented in The Netherlands by national rules set out in the Competition Act ("Mededingingswet"). This Act is applicable in parallel with the European competition rules.

The Competition Act prohibits all agreements between undertakings, decisions by associations of undertakings and concerted practices of undertakings which have as their object or effect the prevention, restriction or distortion of competition within the Dutch market, or a part of such market. Such agreements may for instance directly or indirectly fix purchase or selling prices or any other trading conditions; limit or control production, markets, technical development, or investment; share markets or sources of supply. This list is not limitative.

Undertakings are also prohibited from abusing a dominant position through exclusionary, discriminatory or exploitative practices.

Antitrust laws in the United States are designed to protect the competitive process. These laws generally prohibit:

agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Certain transactions require prior approval from the Dutch (or European) competition authority. They include transactions whereby two or more undertakings merge, or set up a joint venture, or an undertaking acquires control over another, subject to a number of minimum turnover criteria.

Undertakings and their (de facto) managers can be fined for infringing the competition rules. Undertakings can be fined up to 10% of the annual group worldwide turnover and (de facto) managers can be fined up to € 450,000. Fines can also be imposed when undertakings do not cooperate with the Dutch competition authority.

The above is merely a general outline of the competition rules, for more information and specific guidelines regarding competition law, please ask a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings, and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we can retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee's or third party's knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

CONFIDENTIALITY

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, technical, marketing, and service plans, financial information, product specifications or architecture, source codes, engineering, and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by privacy, patent, trademark, copyright and trade secret laws.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any "chat room," regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and "quasi-public" areas within ICTS, such as cafeterias. All ICTS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of ICTS, except where required for legitimate business purposes.

During the employment as well as after its termination the employee shall treat as strictly confidential and not disclose to third parties, whether directly or indirectly, in any form or manner whatsoever, any information which has come to his/her knowledge regarding the business and interests of ICTS and/or affiliated companies and  businesses and/or its customers and other business relations, all this in the broadest sense, unless the discharge of his/her duties under the employment requires the disclosure of such information to third parties on a need-to-know basis.

In the event that the employee is suspended and upon termination of his/her employment the employee shall at ICTS's first request to that effect surrender to ICTS all property of ICTS in his/her possession as well as all documents which in any way whatever relate to ICTS and/or affiliated companies and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents (whether or not recorded on data carriers) and property.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as our website privacy policy, then you must handle that information solely in accordance with the applicable policy.

MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning ICTS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to a Principal Financial Officer.

WAIVERS

There will be no waivers of this Code unless an exception is made in accordance with Section 18 of this Code.

COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee; even the appearance of impropriety can be very damaging and should be avoided.
If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.
Supervisors must promptly report any complaints or observations of Code violations to a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. A Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected.

IF THE INVESTIGATION INDICATES THAT A VIOLATION OF THE CODE HAS PROBABLY OCCURRED, WE WILL TAKE SUCH ACTION AS WE BELIEVE TO BE APPROPRIATE UNDER THE CIRCUMSTANCES. IF WE DETERMINE THAT AN EMPLOYEE IS RESPONSIBLE FOR A CODE VIOLATION, HE OR SHE WILL BE SUBJECT TO DISCIPLINARY ACTION UP TO, AND INCLUDING, TERMINATION OF EMPLOYMENT OR SUMMARY DISMISSAL (“ONTSLAG OP STAANDE VOET”) AND, IN APPROPRIATE CASES, CIVIL ACTION OR REFERRAL FOR CRIMINAL PROSECUTION. APPROPRIATE ACTION MAY ALSO BE TAKEN TO DETER ANY FUTURE CODE VIOLATIONS.

SECTION 406 OFFICERS

•
The Section 406 Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by ICTS, is full, fair, accurate, complete, timely and understandable.

•
The Section 406 Officers shall promptly bring to the attention of the Audit Committee of the ICTS's Supervisory Board any material information of which he or she may become aware that could affect the disclosures made by ICTS in its public filings.

•
The Section 406 Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect ICTS ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ICTS’s financial reporting, disclosures or internal controls.

•
The Section 406 Officers shall promptly bring to the attention of ICTS’s Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or ICTS’s Business Conduct Guidelines by any director, officer or other employee of the Company.

•
The Section 406 Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of ICTS, on the one hand, and ICTS, on the other. Any failure of a Section 406 Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

•
The Audit Committee shall be responsible for recommending to the ICTS’s Supervisory Board whether and on what terms to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Supervisory Board and shall be promptly disclosed to the public and ICTS’s shareholders in accordance with applicable law and listing standards.

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

EXHIBIT C

AMENDMENT OF THE ARTICLES OF ASSOCIATION

Article number	Current Articles of Association	Amended Articles of Association	Amendment and explanation
Name and registered office
1.	1. The limited liability company shall bear the name: ICTS International N.V. and is established in Amstelveen, the Netherlands. 2. The company is entered into for an indefinite period.	1. The public limited liability company bears the name: ICTS International N.V. and has its official seat in Amstelveen, the Netherlands. 2. The company is established for an indefinite period.	Not amended → English wording has been updated though
Objects[1]
2.
1. The purpose of the company is to:
a)    The provision of advice and further services relating to the security of persons and goods and the provision of such security by order of companies, government agencies and private individuals; in particular, but not exclusively: the installation, management and monitoring of security systems for the purpose of preventing and combating crime and terrorism on and at premises, buildings, installations, vessels and aircraft;
b)    acquiring and disposing of - whether or not together with others - participations or other interests in companies and enterprises, cooperating with companies and enterprises and managing them;
c)    The acquisition, management, exploitation, encumbrance and disposal of property - including intellectual and industrial property rights - as well as the investment of assets;
d)    lending money, or causing money to be lent, in particular - but not exclusively - to legal persons and companies that are subsidiaries and/or group companies of the company or in which the company has a participating interest - all with due observance of the provisions of the law - as well as borrowing money, or causing money to be borrowed;
e)    concluding agreements whereby the company binds itself as guarantor or joint and several debtor, warrants performance or commits itself alongside or for others, in particular - but not exclusively - on behalf of legal persons and companies as referred to above under d, all with due observance of the provisions of paragraph 2 of this article;
f)    the performance of anything related to the above or conducive thereto;
g)    entering into all other factual and legal acts that may be performed by the company under Dutch law.

2. Unless the provisions of Section 98c of Book 2 of the Dutch Civil Code are applicable, the company may not, with a view to the subscription or acquisition by others of shares in its capital or of depositary receipts therefor, provide security, give a price guarantee, make any other guarantee or bind itself severally or otherwise beside or in behalf of others.

  1. The objects of the company are:
a.         to advise on and provide further services relating to the security of persons and goods and to provide such security (or have it provided) on the instructions of companies, government agencies and individuals; in particular, but not exclusively: to have them installed, manage and monitor security systems for the purpose of preventing and combating crime and terrorism on and at premises, buildings, installations, vessels and aircrafts (or have them installed);
b.         acquiring and disposing of - either alone or jointly with others - participations or other interests in companies and businesses, cooperating with companies and businesses and managing them;
c.         the acquiring, managing, exploiting, encumbering and disposing of goods - including intellectual and industrial property rights - as well as capital investing;
d.         lending money, or causing money to be lent, in particular - but not exclusively - to legal entities and companies that are subsidiaries and/or group companies of the company or in which the company has a participating interest - all with due observance of the provisions of the law - as well as borrowing money, or causing money to be borrowed;
e.         concluding agreements whereby the company binds itself as guarantor or as joint and several debtor, warrants performance by or on behalf of others, in particular - but not exclusively - on behalf of legal entities and companies as referred to above under d, all with due observance of the provisions of paragraph 2 of this article;
f.         performing all activities which are connected with or may be conducive to the above;
g.         engaging in all other factual and legal acts which under Dutch law may be performed by the company.

2. Unless the provisions of Section 98c of Book 2 of the Dutch Civil Code are applicable, the company may not, in view of others subscribing for or acquiring shares in its capital or depositary receipts thereof, provide security, give a price guarantee, warrant performance in any other manner or bind itself severally or otherwise beside or on behalf of others.

Not amended → English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Capital
3.
The company's authorized capital amounts to fifteen million euros and thirty euro cents (EUR 15,000,000.30), divided into thirty-three million three hundred thirty-three thousand and three hundred thirty-four (33,333,334) shares, each with a nominal value of forty-five euro cents (EUR 0.45).

The authorized capital of the company is fifteen million euro and thirty euro cents (EUR 15,000,000.30), divided into thirty-three million three hundred thirty-three thousand and three hundred thirty-four (33,333,334) shares, each with a nominal value of forty-five euro cents (EUR 0.45).
Not amended → English wording has been updated though
Definitions
4.
1. For the purposes of the bylaws, the following definitions shall apply;
a. board/director(s): the board/director(s) within the meaning of Book 2 of the Civil Code;
b. supervisory board/commissioners: the supervisory
board/commissioners within the meaning of Book 2 of the
Dutch Civil Code;
c. shares: shares in the capital of the company:
d. general meeting: the body of the company formed by shareholders and other persons entitled to vote on shares;
e. general meeting of shareholders: the gathering of shareholders and other persons with meeting rights;
f. annual meeting: the general meeting of shareholders intended for the consideration and adoption of the financial statements;
g. Financial statements means the balance sheet and income statement with notes, both in prepared and enacted form, unless the context of the sentence indicates otherwise;
h. The law: the Dutch law.

2. The term "written" in these Bylaws shall mean telegraphic, telex or telefax.

1. In the articles of association the following words shall have the following meanings;
a. management board/management board member(s): the management board/management board member(s) within the meaning of Book 2 of the Dutch Civil Code;
b. supervisory board/supervisory board member(s): the supervisory board/supervisory board member(s) within the meaning of Book 2 of the Dutch Civil Code;
c. shares: shares in the capital of the company;
d. general meeting: the company body formed by shareholders and other persons entitled to vote on shares;
e. general meeting of shareholders: the meeting of shareholders and other persons with meeting right;
f. annual meeting: the general meeting of shareholders for the purpose of discussion and adoption of the annual accounts;
g. annual accounts: the balance sheet and the profit and loss account with the explanatory notes, both prepared as well as adopted, unless the context indicates otherwise;
h. meeting right: the rights designated by law to holders of depositary receipts for shares issued with the cooperation of the company;
i. the law: the law of the Netherlands.

2. In these articles of association, the term "in writing" shall mean by letter, by e-mail, or by any other legible and reproducible message transmitted by electronic means, provided that the identity of the sender can be established with sufficient certainty.

Amended + updated English wording

Added the definition “meeting right” for depositary receipt holders.

The definition of “in writing” gets an update, including now letters, e-mails or other electronic messages transmitted by electronic means.

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Shares: share certificates.
5.
1.   Shares cannot be split into sub-shares.
2.   The shares are denominated in registered form.
3.   Registered shares are available:
-      In the form of an entry in the share register without issuing a share certificate (shares without share certificates);
-      as well as, at the shareholder's option, in the form of an entry in the share register, with the issue of a share certificate (shares with share certificates).
4. At the request of a shareholder, global share certificates may be issued to him for any number of shares. Share certificates shall include global share certificates.
5. Share certificates shall be signed by or on behalf of the management by means of an original signature or by means of a facsimile signature.
6. The management board may, subject to the approval of the supervisory board, determine that share certificates shall be issued for trading on foreign stock exchanges which meet the requirements to be set by the foreign stock exchanges concerned, and which are not provided with any dividend sheet.
7. One or more share certificates will be issued to a shareholder for his shares at his request.
8. For share certificates that are damaged but, in the opinion of the management, still identifiable, the management may issue duplicates; the management shall then arrange for the destruction of the damaged documents. For share certificates that have been destroyed, lost or otherwise compromised, the management board may issue duplicates, subject to such conditions as the management board shall determine.
Each new piece to be issued shall be clearly marked with the word:
"duplicate" and shall bear the name of the expired document. By the issue of the duplicate, the document, in whose place it replaces, becomes worthless.
All costs of carrying out the provisions of this paragraph shall be borne by the applicant, unless otherwise directed by management.

1. Shares may not be divided into sub-shares.
2. Shares shall be registered.
3. Registered shares are available:
- in the form of an entry in the share register without the issuance of a share certificate (shares without share certificates);
- as well as, at the shareholder's option, in the form of an entry in the share register with the issuance of a share certificate (shares with share certificate).
4. At the request of a shareholder, collective share certificates may be issued to him for any number of shares. Share certificates shall include collective share certificates.
5. Share certificates shall be signed by or on behalf of the management board by means of an original signature or by means of a facsimile signature.
6. Subject to the approval of the supervisory board, the management board may determine that share certificates shall be issued for trading on foreign stock exchanges which meet the requirements to be set by the foreign stock exchange or exchanges concerned and which do not carry a dividend sheet.
7. One or more share certificates shall be issued to a shareholder for his shares at his request.
8. The management board may issue duplicates of damaged share certificates which, in the opinion of the management board, are still identifiable; the management board shall then arrange for the destruction of the damaged documents.
The management board may issue duplicates of destroyed, lost or otherwise obsolete share certificates, subject to such conditions as it may determine.
Each new document to be issued shall be clearly marked with the word:
"duplicate" and shall be given the designation of the expired piece. The issuance of the duplicate renders worthless the document it substitutes.
All costs of execution of the provisions of this paragraph shall be borne by the applicant, unless the management board decides otherwise.
Not amended → English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Usufruct and pledge of shares. Transfer of shares.
6.
1. Usufruct can be established on shares.
2. Shares may be pledged. A pledge may also be established without acknowledgement by or service on the company.
3. Shareholders who do not have voting rights as a result of a restricted right established on their shares and usufructuaries and pledgees who have voting rights shall be entitled to the rightsconferred by law on the holders of depositary receipts for shares issued with the cooperation of the company. Usufructuaries and pledgees of shares who do not have voting rights shall not be entitled to such depositary receipt rights.

1. Usufruct may be established on shares.
2. Shares may be pledged. A pledge may also be established without acknowledgement by or service to the company.
3. A shareholder without voting rights as a result of a restricted right established on his shares and a usufructuary and a pledgee with voting rights, shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of the company. Usufructuaries and pledgees of shares who do not have voting rights shall not be entitled to such depositary receipt holders rights.
Not amended → English wording has been updated though
Notification of place of residence and address. Convocations and notifications. Register of shareholders.
7.
1. Subject to the provisions of the Act, a register shall be kept by or on behalf of the Company with respect to registered shares, which register shall be regularly maintained and may consist, in whole or in part, of several copies and may be kept in several places, all as the Board of Directors shall decide. So long as shares in the Company are traded on the NASDAQ National Market of New York, a portion of the share register shall be kept in New York.
2. The register shall record the name and address of each shareholder and such other particulars as the management, whether or not at the request of a shareholder, may deem desirable.
3. The management shall determine the form and content of the share register with due regard to the provisions of the first two paragraphs of this Article.
4. At his request, a shareholder shall be provided free of charge with a statement of what the register mentions about the shares registered in his name, which statement may be signed by a special proxy appointed by the management.
5. The provisions of the preceding paragraphs shall apply mutatis mutandis with respect to those who have a right of usufruct or a right of pledge on one or more shares, provided that the other information required by law shall also be entered in the register.

1. With due observance of the provisions of the law, a register shall be kept by or on behalf of the company with respect to registered shares, which register shall be kept up to date and may (entirely or partly) consist of several copies and be kept in several places, all as the management board shall decide.
2. The name and address of each shareholder, as well as such other particulars as the management board, whether at the request of a shareholder or not, may deem desirable, shall be entered in the register.
3. The management board shall determine the form and content of the share register with due observance of the provisions of the first two paragraphs of this article.
4. A shareholder who so requests shall be provided free of charge with a statement of the information contained in the register regarding the shares registered in his name, which statement may be signed by a special representative designated for this purpose by the management board.
5. The provisions of the foregoing paragraphs shall apply mutatis mutandis to those who have a right of usufruct or a right of pledge on one or more shares, subject to the provision that the other information required by law shall also be recorded in the register.

Amended + updated English wording

Since the Company is not listed at NASDAQ, it is no longer needed to refer to the share register being held in New. The management board can now decide where the share register is kept without this restriction.

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Transfer of shares
8.
1. The delivery of shares, as well as the establishment and delivery of a limited right thereon, shall be subject to the provisions of the law.
2. Any allotment of shares in the distribution of any community shall be subject to the delivery requirements prescribed by law.

1. The provisions of the law shall apply to the transfer of shares as well as to the creation and transfer of a restricted right thereon.
2. To any attribution of shares in the division of any community, the transfer requirements prescribed by law shall apply mutatis mutandis.
Not amended → English wording has been updated though
Issuance of shares. Payment.
9.
1. The general meeting - or the supervisory board, if and insofar as it has been designated for this purpose by the general meeting - shall decide to issue shares; if the supervisory board has been designated for this purpose, the general meeting may not decide to issue shares as long as the designation remains in force.
2. The general meeting or, as the case may be, the supervisory board shall determine the price of issue and the further conditions of the issue, including payment in foreign currency on shares.
3. If the Supervisory Board is designated as being authorized to resolve to issue shares, the number of shares that may be issued shall be determined at the time of such designation. Such designation shall also fix the duration of the designation, which may not exceed five years. The designation may each time be extended for a period not exceeding five years. Unless stipulated otherwise in the designation, it cannot be withdrawn.
4. The provisions of paragraphs 1 to 3 of this Article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person exercising a previously acquired right to subscribe for shares.
5. The company cannot take shares in its capital.
6. Shares shall never be issued below par, without prejudice to the provisions of Article 80, paragraph 2 of Book 2 of the Dutch Civil Code.
7. Payment on shares must be made in cash to the extent that no other contribution has been agreed, and with due observance of the relevant provisions of the law. Payment in cash may be made in foreign currency if the company so agrees, again subject to the provisions of the law.

1. The general meeting – or as the case may be the supervisory board, if and insofar as it has been designated for that purpose by the general meeting - shall decide to issue shares; if the supervisory board has been designated for that purpose, the general meeting may not decide to issue shares as long as the designation remains in force.
2. The general meeting or, as the case may be, the supervisory board shall determine the issue price and the other conditions of issuance, including payment in foreign currency on shares.
3. If the supervisory board is designated as being authorized to resolve to issue shares, the number of shares that may be issued shall be determined at the time of such designation. When such designation is made, the duration of the designation, which may not exceed five years, will also be fixed. The designation may each time be extended for a period not exceeding five years. Unless stipulated otherwise in the designation, it cannot be withdrawn.
4. The provisions of paragraphs 1 through 3 of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but shall not apply to the issuance of shares to a person exercising a previously acquired right to subscribe for shares.
5. The company cannot subscribe for shares in its capital.
6. Shares shall never be issued below par, without prejudice to the provisions of section 80, paragraph 2 of Book 2 of the Dutch Civil Code.
7. Payment on shares shall be made in cash, insofar as no other contribution has been agreed to, such subject to the relevant provisions of the law. Payment in cash may be made in foreign currency if the company so agrees, again subject to the provisions of the law.
Not amended → English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Pre-emptive right on issue
10.
1. When common shares are issued, shareholders have a right of preference but proportional to the aggregate amount of each person's shares subject to the limitations provided by law. Holders of ordinary shares have the same preferential right when granting rights to acquire ordinary shares.
2. With due observance of the relevant provisions of the law, the pre-emptive right may be limited or excluded by the general meeting or, if so designated by a resolution of the general meeting for a period not exceeding five years, by the supervisory board. Such a designation can only be made if the supervisory board is designated, or simultaneously designated, as the body authorized to resolve to issue shares.

1. In the event of an issuance of ordinary shares, the shareholders will have a pre-emptive right in proportion to the total amount of each person's shares, with due observance of the restrictions laid down by the law. Holders of ordinary shares will have the same pre-emptive right when rights to acquire ordinary shares are granted.
2. With due observance of the relevant provisions of the law, the pre-emptive right may be restricted or excluded by the general meeting or, if so designated by a resolution of the general meeting for a period not exceeding five years, by the supervisory board. Such a designation can only be made if the supervisory board is designated, or simultaneously designated, as the company body authorized to resolve to issue shares.
Not amended → English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Acquisition of own shares. Capital reduction.
11.
1. Acquisition by the company of non-paid-up shares in its capital shall be void.
2. Fully paid up treasury shares may only be acquired by the company for no consideration or if:
a.    the shareholders' equity, less the acquisition price, is not less than the paid and called-up part of the capital increased by the reserves that must be maintained by law or by the articles of association;
b.    the nominal amount of the shares in its capital to be acquired and the shares already held jointly by the company and its subsidiaries does not exceed two tenths of the issued capital;
3. The validity of the acquisition is determined by the amount of the equity according to the most recently adopted balance sheet, less the acquisition price for shares in the capital of the company and distributions from profits or reserves to others, which the company and its subsidiaries owed after the balance sheet date. If more than six months of a financial year have elapsed without the annual accounts having been adopted, acquisition, other than for no consideration, is not permitted in accordance with paragraph 2.
4. The company may acquire shares in its capital other than for no consideration only after the general meeting has authorized the management board to do so.
This authorization shall be valid for a maximum of eighteen months. The general meeting must determine in the authorization the number of shares that may be acquired, how they may be acquired, and between which limits the price must lie.
Authorization is not required to transfer shares to workers employed by the company or a group company under a scheme applicable to them. Such shares must be included in the price list of a stock exchange.
5. The previous paragraphs shall not apply to shares acquired by the company by universal title.
6. The term shares in the previous paragraphs of this article shall include depositary receipts thereof.
7. Acquisition of shares contrary to the provisions of this article shall be null and void. The managing directors shall be jointly and severally liable to the disposer in good faith who suffers loss as a result of the nullity.
8. The general meeting may, provided it does so at the proposal of the supervisory board, decide to reduce the issued capital by withdrawing shares or by reducing the amount of shares by amending the articles of association. This resolution must designate the shares to which the resolution relates and provide for the implementation of the resolution. The paid-up and calledin part of the capital may not be reduced below the minimum capital prescribed at the time of the resolution.
9. A resolution to withdraw can only relate to shares held by the company itself or for which it holds the certificates.
10. Partial repayment on shares or exemption from the obligation to pay up is only possible in implementation of a resolution to reduce the amount of the shares. The repayment or waiver must be made proportionally on all shares.
The requirement of proportionality may be waived with the consent of all shareholders concerned.
11. The notice of a meeting at which a resolution referred to in paragraphs 8 or 10 of this Article is to be passed shall state the purpose of the capital reduction and the manner of its implementation. The provisions of Article 21 of these Articles of Association shall apply mutatis mutandis.
12. The company shall file the resolutions referred to in paragraphs 8 or 10 of this Article at the office of the commercial register and announce the filing in a nationally distributed newspaper.

1. Acquisition by the company of non-paid-up shares in its capital shall be null and void.
2. Fully paid-up shares in its own capital may only be acquired by the company for no consideration or if:
a.    the net equity, less the acquisition price, is not less than the paid and called-up part of the capital increased by the reserves that must be maintained by law or by the articles of association;
b.     the nominal amount of the shares to be acquired and the shares already held by the company and its subsidiaries jointly does not exceed two-tenths of the issued capital;
3. The validity of the acquisition is determined by the amount of the net equity according to the most recently adopted balance sheet, less the acquisition price for shares in the capital of the company and distributions from profits or reserves to others, which the company and its subsidiaries owed after the balance sheet date. If more than six months of a financial year have elapsed without the annual accounts having been adopted, acquisition, other than for no consideration, is not permitted in accordance with paragraph 2.
4. The company may only acquire shares in its capital other than for no consideration after the general meeting has authorized the management board to do so.
This authorization shall be valid for no more than eighteen months. The general meeting must specify in the authorization the number of shares that may be acquired, the manner in which they may be acquired and the limits within which the price must lie.
The authorization is not required to transfer shares to workers employed by the company or a group company under an employment scheme applicable to them. Such shares must be included in the price list of a stock exchange.
5. The previous paragraphs shall not apply to shares acquired by the company by universal title.
6. The term shares in the previous paragraphs of this article shall include depositary receipts thereof.
7. Acquisition of shares contrary to the provisions of this article shall be null and void. The managing directors shall be jointly and severally liable to the disposer in good faith who suffers loss as a result of the nullity.
8. The general meeting may, provided it does so on the proposal of the supervisory board, decide to reduce the issued capital by cancellation of shares or by reducing the amount of shares by amending the articles of association. This resolution must designate the shares to which the resolution relates and provide for the implementation of the resolution. The paid-up and called-in part of the capital must not fall below the minimum capital prescribed at the time of the resolution.
9. A resolution to cancel may only relate to shares held by the company itself or for which it holds the depositary receipts.
10. Partial repayment on shares or exemption from the obligation to pay up shall only be possible in implementation of a resolution to reduce the amount of the shares. The repayment or exemption must take place proportionally on all shares.
The requirement of proportionality may be deviated from with the consent of all shareholders concerned.
11. The notice convening a meeting at which a resolution as referred to in paragraphs 8 or 10 of this article is to be passed shall state the purpose of the capital reduction and the manner in which it is to be carried out. The provisions of article 21 of these articles of association shall apply mutatis mutandis.
12. The company shall file the resolutions referred to in paragraphs 8 or 10 of this article at the office of the commercial register and shall announce the filing in a national newspaper.
Not amended →English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Subdivided rights to a share
12.	If several persons have undivided rights to a share, those persons may only exercise those rights by being represented to the company by one person.	If several persons have undivided rights to a share, those persons may only exercise those rights by being represented to the company by one person.	Not amended
Governance and oversight
13.
1. The company is managed by a management board consisting of one or more directors. The management board is supervised by a supervisory board consisting of one or more members.
Only natural persons may be supervisory directors.
2. The number of directors and supervisory directors shall be determined by the general meeting.
3. The supervisory board shall determine the remuneration and further terms of employment of each of the directors. The supervisory board may fix the aggregate remuneration of its members up to a maximum of two million American dollars (USD 2,000,000--) or the equivalent in other currencies each year. A combined remuneration of the members of the supervisory board in excess of the aforementioned amount may only be granted by the general meeting.
4. The directors and supervisory directors are appointed by the general meeting. Supervisory directors shall be appointed for an indefinite period.
The supervisory board may recommend persons for the position of director and supervisory director.
5. Directors and supervisory directors may be suspended and dismissed at any time by the general meeting.
Managing directors may also be suspended at any time by the
Supervisory Board, stating reasons.
6. If, in the case of a suspension of a director or supervisory director, the general meeting has not decided on his dismissal within three months thereafter, the suspension shall end.
The suspended director or supervisory director shall be given the opportunity to account for himself in the general meeting and may be assisted by a counsel in that meeting.

1. The company shall be managed by a management board consisting of one or more management board members. The management board shall be supervised by a supervisory board consisting of one or more members. Only individuals may be supervisory board members.
2. The number of management board members and supervisory board members shall be determined by the general meeting.
3. The supervisory board shall determine the remuneration and other terms of employment of each of the management board members. The supervisory board may fix the joint remuneration of its members up to a maximum amount of two million American dollars (USD 2,000,000.--) in total or the equivalent in other currencies per year. A combined remuneration of the members of the supervisory board in excess of the aforementioned amount may only be granted by the general meeting.
4. The management board members and the supervisory board members shall be appointed by the general meeting. Supervisory board members shall be appointed for an indefinite period of time.
The supervisory board may recommend persons for the position of management board member and supervisory board member.
5. Management board members and supervisory board members may be suspended and dismissed at any time by the general meeting.
Management board members may also be suspended at any time by the supervisory board, stating the reasons for such suspension.
6. If, in the case of a suspension of a management board member or supervisory board member, the general meeting has not resolved within three months thereafter to dismiss him, the suspension shall end.
The suspended management board member or supervisory board member shall be given the opportunity to account for himself at the general meeting and may be assisted by a legal adviser at that meeting.
Not amended → English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Management Board
14.
1. Subject to the Articles of Association and the law, the Management Board is charged with the management of the company. The management board represents the company. The power of representation shall also be vested in two directors acting jointly. If a managing director has an interest which conflicts with that of the company, the managing director concerned shall immediately inform the supervisory board thereof and the company shall not be represented by managing directors. In such a case the supervisory board shall be authorized to designate a person, not being an interested party, to represent the company, whether or not from among its members.
2. If there is more than one director, the directors may divide their duties by mutual agreement. The supervisory board shall have the power to amend the division of their work established by the directors.
3. The Management Board is authorized to appoint officers with powers of representation with such titles and powers as the Management Board may determine.
4. A director remains in office until he resigns, dies or is fired.
5. In the event that one or more managing directors are absent or unable to act, the remaining managing directors or the only remaining managing director shall be temporarily in charge of the entire management.
In the event that all managing directors are absent or unable to act, a person to be appointed for that purpose for an indefinite period of time by the supervisory board or otherwise shall temporarily be in charge of the entire management.

1. With due observance of the articles of association and the law, the management board shall be charged with the management of the company. In performing their duties the management board members shall act in accordance with the interests of the company and the business connected with it.
2. If there is more than one management board member, the management board members may divide their duties by mutual agreement.
The supervisory board shall be authorized to amend the by the management board members established division of their work.
3. The management board decides by direct majority vote.
If there is a tie in voting, the proposal shall be deemed to have been rejected.
4. The management board may also pass resolutions outside of a meeting, provided this is done in writing, all management board members have cast their votes and none of them has objected to this manner of decision-making.
5. The company shall be represented by the management board. Any two members of the management board acting jointly shall also be authorized to represent the company.
6. The management board shall be authorized to appoint officers with power of representation with such titles and powers as it may determine.
7. A management board member shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that management board member and the company and the enterprise connected with it. If there is such personal conflict of interest in respect of all management board members, the decision shall be taken by the supervisory board.
8. A management board member shall hold office until he resigns, deceases or is dismissed.
9. In the event of a vacant seat or upon inability to act of one or more management board members, the remaining management board members or the only remaining management board member shall temporarily be in charge of the entire management.
10. In the event all seats are vacant or upon inability to act of all management board members, a person to be appointed for that purpose for an indefinite period of time by the supervisory board or otherwise shall temporarily be in charge of the entire management.

Amended + updated English wording

Regarding the management board, more is regulated in the articles in association, this regards:
-      decision-making:
o      The management board decides by direct majority vote;
o      The management board may also pass resolutions outside of a meeting.
-      Conflict of interest: when all management board members are conflicted, the decision shall be taken by the supervisory board.

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Supervisory Board
15.
1. The task of the supervisory board is to supervise the policy of the management board and the general affairs of the company and its affiliated enterprise. It shall assist the management board with advice.
In discharging their duties, the supervisory directors shall be guided by the interests of the company and its affiliated enterprise.
2. The management board shall provide the supervisory board in good time with the information required for the performance of its duties and shall furthermore provide each supervisory board member with all information concerning the company's business that he may desire.
The supervisory board shall be authorized to inspect all of the company's books, records and correspondence and to have them inspected; each supervisory board member shall at all times have access to all of the company's rooms and grounds.
3. The supervisory board may seek the assistance of experts in the performance of its duties on behalf of the company.
4. The Supervisory Board shall appoint one of its members as chairman.
5. Each supervisory director as well as the management board shall be authorized to convene a meeting of the supervisory board. A supervisory director may be represented at a meeting of the supervisory board by another member of the board by means of a written proxy.
6. The supervisory board shall adopt resolutions by an absolute majority of votes.
In the event of an equality of votes, the proposal shall be rejected.
7. The supervisory board may also pass resolutions outside a meeting, provided this is done in writing, all supervisory board members have cast their votes and none of them objects to this method of passing resolutions.
A resolution shall then have been passed if more than half of the number of supervisory directors have declared themselves in favor of the proposal.
8. If there is only one auditor, he shall have all the powers and duties conferred and imposed by these bylaws on the board of auditors and its chairman.

1. It shall be the duty of the supervisory board to supervise the policy of the management board and the general course of affairs in the company and in the business connected with it. It shall assist the management board with advice.
In performing their duties, the supervisory board members shall act in accordance with the interests of the company and the business connected with it.
2. The management board shall provide the supervisory board in good time with the information required for the performance of its duties and shall furthermore provide each supervisory board member with all information concerning the company's business that the latter may require.
The supervisory board shall be authorized to inspect all of the company's books, records and correspondence and to have them inspected; each member of the supervisory board shall at all times have access to all of the company's rooms and premises.
3. The supervisory board may have experts assist it in the performance of its duties for the account of the company.
4. The supervisory board shall appoint one of its members as chairman.
5. Each member of the supervisory board as well as the management board shall be authorized to convene a meeting of the supervisory board. A member of the supervisory board may be represented at a meeting of the supervisory board by another member of the supervisory board holding a written proxy.
6. The supervisory board shall adopt resolutions by an absolute majority of votes.
If there is a tie in voting, the proposal shall be deemed to have been rejected.
7. The supervisory board may also adopt resolutions outside a meeting, provided this is done in writing, all supervisory board members have cast their votes and none of them objects to this manner of decision-making.
A resolution shall then have been passed if more than half of the number of supervisory board members have declared themselves in favor of the proposal.
8. If there is only one supervisory board member, he shall have all the powers and obligations assigned and imposed by these articles of association to the supervisory board and its chairman.
9. A supervisory board member shall not participate in the deliberations and decision-making process in the event of a conflict of interest between that supervisory board member and the company and the enterprise connected with it. If there is such a personal conflict of interest in respect of all supervisory board members, the preceding sentence does not apply and the supervisory board shall maintain its authority.
10. In the event of a vacant seat or upon inability to act of one or more supervisory board members, the remaining supervisory board members or the only remaining supervisory board member shall temporarily be in charge with the exercise of the duties and powers of the supervisory board member in question.
11. In the event all seats are vacant or upon inability to act of all supervisory board members, or the sole supervisory board member, as the case may be, the general meeting shall have the authority to temporarily entrust the exercise of the duties and powers of the supervisory board members to one or more persons.

Amended + updated English wording.

Three new paragraphs are added regarding conflict of interest on the supervisory board:
9.    Supervisory board members shall not participate in the decision-making process when in a conflict of interest. When all supervisory board members are conflicted, the supervisory board shall maintain its authority.
10.  In the event of a vacant seat or upon inability to act of one or more supervisory board members, the remaining supervisory board members or the only remaining supervisory board member shall temporarily be in charge with the exercise of the duties and powers of the supervisory board member in question.
11.  When all supervisory board seats are vacant or all supervisory board members are upon inability to act, the general meeting has the authority to temporarily entrust the exercise of the duties and powers of the supervisory board members to one or more persons.

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

General Meeting of Shareholders
16.
1. General meetings of shareholders shall be held in the place where the company has its registered office or in Amsterdam, Rotterdam or The Hague.
At a general meeting of shareholders held elsewhere than in the previous sentence, lawful resolutions can only be taken if the entire issued capital is represented.
2. At least one general meeting of shareholders shall be held annually and within six months of the end of the financial year.
3. The management board and the supervisory board shall be equally authorized to convene a general meeting. The management board and the supervisory board shall be obliged to convene a general meeting if one or more holders of shares who jointly represent at least onetenth of the issued capital so request in writing, specifying the subjects to be dealt with.
If in this case neither the management nor the supervisory board has taken such measures that the general meeting can be held within six weeks of the request, each of the requesters shall be entitled to convene a general meeting themselves, with due observance of the relevant provisions of these articles of association.
4. All notices for general meetings of shareholders and all notifications to shareholders shall be given by letters sent to the addresses listed in the register of shareholders. Shareholders shall include usufructuaries and pledgees to whom the voting right accrues.
5. Announcements that must be addressed to the General Meeting by virtue of the law or the Articles of Association may be made by including them either in the notice convening the meeting or in the document deposited at the company's offices and in a place in Amsterdam for inspection, provided that this is stated in the notice convening the meeting. Notice shall be given no later than the fifteenth day before that of the meeting. 6. If the entire issued capital is represented at the meeting, as well as all others who must be called to attend the meeting pursuant to the law or these Articles of Association, the general meeting of shareholders may, provided there is a unanimous vote, pass valid resolutions on all the subjects to be discussed, even if the provisions of the law or these Articles of Association regarding convocation of the general meeting of shareholders have not been complied with.
7. Every shareholder and everyone to whom the law grants this right is entitled, either in person or by written proxy, to attend the general meeting of shareholders and to speak at it. Before being admitted to a meeting, a shareholder and the person referred to in the preceding sentence or their proxy shall sign an attendance list, stating his name and, if applicable, the number of votes he may cast. A proxy must also state the name of the person for whom he is acting.
8. Admission to the general meeting of shareholders shall be granted to the supervisory directors, the managing directors and all other persons entitled to admission by law.  The general meeting of shareholders may grant access to the meeting to persons other than those referred to above. Managing directors and supervisory directors shall as such have an advisory vote in the general meeting of shareholders.

1. General meetings of shareholders shall be held in the place where the company has its official seat or in Amsterdam, Rotterdam or The Hague.
At a general meeting of shareholders held elsewhere than in the previous sentence, lawful resolutions can only be taken if the entire issued capital is represented.
2. At least one general meeting of shareholders shall be held each year, within six months after the end of the financial year.
3. The management board and the supervisory board shall be equally authorized to convene a general meeting. The management board and the supervisory board shall be obliged to convene a general meeting if one or more holders of shares who jointly represent at least one-tenth of the issued capital so request in writing, specifying the subjects to be dealt with.
If in such a case neither the management board nor the supervisory board has taken such measures that the general meeting can be held within six weeks of the request, each of the requesters shall be entitled to convene a general meeting themselves, with due observance of the relevant provisions of these articles of association.
4. All convocations for the general meetings of shareholders and all notifications to shareholders shall take place by means of letters sent to the addresses listed in the register of shareholders.
Instead of through notice letters, any shareholder that gives his consent, may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by him for this purpose to the company.
The term "shareholders" shall include usufructuaries and pledgees to whom the voting right accrues.
5. Notices which by law or in accordance with the articles of association must be given to the general meeting may be given by including them in the notice convening the meeting or in the document deposited at the company's offices in Amsterdam for information purposes, provided that this is stated in the notice convening the meeting.
The convocation shall be made no later than on the fifteenth day before that of the meeting.
6. If all of the issued capital is represented at the meeting and also all others who must be notified to attend the meeting in accordance with the law or these articles of association, the general meeting of shareholders may pass valid resolutions on all subjects to be discussed, provided it does so unanimously, even if the provisions of the law or these articles of association regarding convocation of the general meeting of shareholders have not been complied with.
7. Each shareholder and each person to whom the law grants this right shall be entitled, either in person or by written proxy, to attend the general meeting of shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights. Before being admitted to a meeting, a shareholder and the person referred to in the preceding sentence or their proxy shall sign an attendance list, stating his name and, if applicable, the number of votes he may cast. A proxy shall also state the name of the person for whom he is acting.

Amended + updated English wording

Par. 4: Convocations for the general meetings of shareholders and all notifications to shareholders may, when given consent by the shareholder, also be sent by means of a legible and reproducible electronic message, sent to the address stated by the shareholder for this purpose to the company.

Par 7: Added is that the shareholder and any person to whom the law grants this right is also authorised to exercise the right to vote in the general meeting, to the extent the voting right accrues to him (this was not specifically stated in the articles of association).

New par. 8: Powers to attend the general meeting of shareholders, to address the meeting and, if the voting rights accrue, to exercise the voting rights may now be exercised by means of electronic communication. If a shareholder and any person with meeting right participates by means of electronic communication, it is required that the electronic communication allows for identification of the shareholder (and any person with meeting right), for such person to directly take notice of the proceedings in the meeting and for the casting of votes (if applicable).The electronic communication must allow the shareholder and any person with meeting right to participate in discussions in the meeting. The management board may subject the use of the electronic communication to further conditions, when reasonable and necessary.

New par. 10: In deviation from the provisions of article 16.7, the management board may now determine that such persons shall be deemed to have the right to vote and the right to attend the general meeting of shareholders as at a time to be determined by the management board are registered as shareholders in one or more registers designated by the management board, regardless of who is entitled to the relevant shares at the time of the general meeting of shareholders (record date).

8. The management board may resolve that the powers referred to in the first sentence of article 16.7 may be exercised by means of electronic communication. If a shareholder and any person with meeting right participates by means of electronic communication, it is required that the electronic communication allows for identification of the shareholder and any person with meeting right, for such person to directly take notice of the proceedings in the meeting and for the casting of votes (if applicable). Furthermore, it shall be required that the electronic communication allows for the shareholder and any person with meeting right to participate in discussions in the meeting. The management board may subject the use of the electronic communication to further conditions, provided that these conditions are reasonable and necessary for identification and the reliability and security of the communication, and are included in the notice of the meeting.
9. Admission to the general meeting of shareholders shall be granted to the supervisory board members, the management board members and all other persons entitled to admission by law. The general meeting of shareholders may grant access to the meeting to persons other than those referred to above.
Management board members and supervisory board members shall as such have an advisory vote in the general meeting of shareholders.
10. In deviation from the provisions of article 16.7, the management board may determine that such persons shall be deemed to have the right to vote and the right to attend the general meeting of shareholders as at a time to be determined by the management board are registered as shareholders in one or more registers designated by the management board, regardless of who is entitled to the relevant shares at the time of the general meeting of shareholders.
The notice convening the meeting must state the registration date and also indicate the manner in which registration may take place and the manner in which shareholders may exercise their rights. The management board determines the manner in which shareholders may have themselves registered and the manner in which they may exercise their rights. The registration date shall be determined with due observance of applicable statutory provisions.

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

17.
1. The general meetings of shareholders shall be presided over by the chairman of the Supervisory Board or, in his absence, by the person designated for that purpose by the Supervisory Board, whether or not from among its members.
If none of the supervisory directors is present, the meeting itself shall provide for its leadership.
2. Unless a notarial report is drawn up, minutes shall be kept by a person to be designated by the chairman for that purpose - as such he may also designate himself - which minutes shall be adopted by the general meeting in the same or in the next meeting and in evidence thereof shall be signed by the chairman and the secretary of that meeting.
Each director, each supervisory director and one or more holders of shares who jointly represent at least one-tenth of the issued capital shall be authorized to have a notarial record made.
The costs of a notarial report shall be borne by the company.

1. The general meeting of shareholders shall be chaired by the chairman of the supervisory board or, in his absence, by the person designated for that purpose by the supervisory board, from its midst or otherwise.
If none of the supervisory board members is present, the meeting itself shall provide for its chairmanship.
2. Unless a notarial deed of proceedings is drawn up, minutes shall be kept by a person to be designated for this purpose by the chairman - as such he may also designate himself - which minutes shall be adopted by the general meeting in the same or in the next meeting and in evidence thereof shall be signed by the chairman and the secretary of that meeting.
Each management board member, each supervisory board member and one or more holders of shares who jointly represent at least one-tenth of the issued capital shall be authorized to have a notarial deed of proceedings made.
The costs of a notarial deed of proceedings shall be borne by the company.
Not amended → English wording has been updated though
Voting at the general meeting of shareholders
18.
1. Each share entitles the holder to cast one vote.
2. Resolutions of the General Meeting of Shareholders shall be passed by an absolute majority of the votes cast at a meeting at which at least half of the issued capital is represented.
The provisions of Section 120, paragraph 3 of Book 2 of the Dutch Civil Code shall not apply.
Resolutions of the general meeting of shareholders to amend the articles of association, to reduce the capital, to dissolve the company or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued capital.
3. If the votes are tied in an election of members of the Supervisory Board, the Chairman of the Supervisory Board shall decide; if the votes are tied in another vote, the proposal shall be rejected.
4. Blank votes and invalid votes shall be considered not cast. They shall be counted in determining a quorum.

1. Each share entitles the holder to cast one vote.
2. Resolutions of the general meeting of shareholders are passed by an absolute majority of the votes cast in a meeting where at least half the issued capital is represented.
The provisions of Section 120, paragraph 3 of Book 2 of the Dutch Civil Code shall not apply. Resolutions of the general meeting of shareholders to amend the articles of association, to reduce the capital, to dissolve the company or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued capital.
3. If there is a tie in voting in an election of members of the supervisory board, the chairman of the supervisory board shall decide; if there is a tie in voting in another election, the proposal shall be deemed to have been rejected.
4. Blank votes and invalid votes shall be considered votes not cast. They shall count towards the determination of a quorum.
Not amended → English wording has been updated though

Financial year, annual accounts and distribution of profits
19.
1. The fiscal year of the corporation shall be the calendar year.
2. Annually, within five months of the end of the company's financial year, unless the general meeting extends this period by no more than six months on the grounds of special circumstances, the management board shall prepare annual accounts and shall make these available for inspection by shareholders at the company's offices.
Within this period – unless Section 403 of Book 2 of the Netherlands Civil Code applies to the company – the management board shall also prepare the annual report and shall make it available for inspection as aforesaid.
These documents shall be accompanied by the information as referred to in Section 392, paragraph 1 of Book 2 of the Netherlands Civil Code and, if there is such information, the preliminary advice of the Supervisory Board.
The annual accounts shall be signed by all managing directors and supervisory directors; if the signature of one or more of them is missing, this and the reason for it shall be stated.
3. Without prejudice to the provisions of the preceding paragraph, the company shall ensure that the documents referred to in that paragraph are available at its offices for inspection as from the convocation of the general meeting of shareholders for its consideration. Copies of these documents may be obtained by those entitled to inspect them free of charge.
4. The annual accounts shall be adopted by the general meeting. Adoption of the annual accounts without reservation shall discharge the directors and supervisory directors, without prejudice to the provisions of sections 139 and 150 of Book 2 of the Dutch Civil Code

1. The financial year of the company shall be the calendar year.
2. Annually, within five months after the end of the company's financial year, unless this term is extended by no more than five months by the general meeting on the basis of special circumstances, the management board shall draw up annual accounts and shall make these available for inspection by the shareholders at the company's offices.
Within this period - unless Section 403 of Book 2 of the Dutch Civil Code applies to the company - the management board shall also prepare the management report and shall make it available for inspection as aforesaid.
These documents shall be accompanied by the information as referred to in Section 392, paragraph 1 of Book 2 of the Dutch Civil Code and, if there is such information, the preliminary advice of the supervisory board.
The annual accounts shall be signed by all management board members and supervisory board members; if the signature of one or more of them is missing, this and the reason for it shall be stated.
3. Without prejudice to the provisions of the preceding paragraph, the company shall ensure that the documents referred to in that paragraph are available at its offices for inspection as from the date of the notice convening the general meeting of shareholders for its consideration. Copies of these documents may be obtained by those entitled to inspect them free of charge.
4. The annual accounts shall be adopted by the general meeting. Without prejudice to the provisions of sections 139 and 150 of Book 2 of the Dutch Civil Code, adoption of the annual accounts without reservation shall discharge the management board members and supervisory board members.
Amended + updated English wording Instead of six months, the preparation of financial statements can now be delayed for only five months.
20.
1. Profit is determined according to standards considered acceptable in society.
2. From the profit as shown in the financial statements adopted by the general meeting, such amount may be reserved as the supervisory board shall determine.
3. The profit remaining after the application of the provisions of paragraph 2 of this article shall be at the disposal of the general meeting.
4. The company may make distributions of profits to shareholders only to the extent that the shareholders' equity exceeds the paid and called-up portion of the capital plus the reserves required to be maintained by law or by the articles of association.
5. Distribution of profits shall be made only after the adoption of the financial statements showing that they are allowable.
6. For the calculation of the distribution of profits, shares or depositary receipts thereof which the company holds in its capital in full ownership or on which it has a right of usufruct shall not be included.
7. The company may make interim distributions, provided that the provisions of paragraph 4 are observed.
8. The Supervisory Board shall determine the day on which distributions on shares are made payable, which may not be later than three months after the resolution to make the distribution was passed. Payment shall be announced in accordance with the provisions of Article 16 paragraph 4.
9. Distributions not disposed of within five years from the date they were made payable shall revert to the Company.

1. The profit shall be determined according to standards which are considered generally acceptable.
2. From the profit as shown in the annual accounts adopted by the general meeting, such amount may be reserved as the supervisory board shall determine.
3. The profit remaining after application of the provisions of paragraph 2 of this article shall be at the disposal of the general meeting.
4. The company may only make distributions to the shareholders from the profit to the extent that the net equity exceeds the paid and called-up part of the capital plus the reserves that must be maintained by the law or by the articles of association.
5. Distribution of profits shall only take place after the adoption of the annual accounts showing that such distribution is permitted.
6. Shares or depositary receipts for shares held by the company in its entirety in its capital or on which it has a right of usufruct shall not be taken into account in calculating the profit distribution.
7. The company may make interim distributions, provided that the provisions of paragraph 4 are observed. The payment of an interim distribution is decided by the management board after obtaining the approval of the supervisory board.
8. The supervisory board shall determine the day on which distributions on shares are made payable, which shall not be later than three months after the resolution to make the distribution was adopted. Payment will be announced in accordance with the provisions of article 16 paragraph 4.
9. Distributions which have not been disposed of within five years after the day on which they were made payable shall revert to the company.
Not amended → English wording has been updated though

Draft 23 November 2022
Articles of Association Comparison Table
ICTS International N.V.

Please note this is an informal translation of articles that will be adopted in the Dutch language original version.

Amendment of the articles of association and dissolution
21.
When a proposal to amend the Articles of Association or to dissolve the company is put to the general meeting, this must always be stated in the convocation to the general meeting of shareholders. If it concerns an amendment to the Articles of
Association, a copy of the proposal must be included at the same time.  If it concerns an amendment of the articles of association, a copy of the proposal, containing the verbatim text of the proposed amendment must simultaneously be deposited at the company's office for inspection by shareholders until the end of the meeting.
The provisions of Section 123 of Book 2 of the Dutch Civil Code shall apply mutatis mutandis.
An amendment of the articles of association will not take effect until the ministerial statement of no objection as referred to in Section 125 of Book 2 of the Netherlands Civil Code has been granted and the relevant notarial deed has been executed.

Whenever a proposal to amend the articles of association or to dissolve the company is put to the general meeting, this must be stated in the notice convening the general meeting of shareholders. If it concerns an amendment of the articles of association, a copy of the proposal, containing the verbatim text of the proposed amendment, must simultaneously be deposited at the company's office for inspection by shareholders until the end of the meeting.
The provisions of Section 123 of Book 2 of the Dutch Civil Code shall apply mutatis mutandis.
Amended + updated English wording The referral to the ministerial declaration of no objection of Section 125 of Book 2 of the Dutch Civil Code has been removed, as it no longer exists under Dutch law.
Liquidation
22.
1. In the event of dissolution of the company, the liquidation shall be carried out by the management board under the supervision of the supervisory board.
The provisions of Article 13 and Article 14, paragraphs 1 and 2 shall apply mutatis mutandis.
2. The general meeting shall determine the remuneration of the liquidators.
3. During the liquidation, these bylaws shall remain in effect to the extent possible.
4. What remains after all debts of the company have been satisfied shall be distributed to the shareholders in proportion to the amount paid up on each of their shares.

1. In the event of the dissolution of the company, the liquidation shall be carried out by the management board under the supervision of the supervisory board.
The provisions of article 13 and of article 14, paragraphs 1, 2, 5 and 7 shall apply mutatis mutandis.
2. The general meeting shall determine the remuneration of the liquidators.
3. During the liquidation, these articles of association shall remain in force as far as possible.
4. The balance remaining after all debts of the company have been paid shall be distributed to the shareholders in proportion to the amount paid up on each of their shares.

Amended + updated English wording

Next to article 13 and article 14 paragraphs 1 and 2, the paragraphs 5 and 7 of article 14 are added to also apply mutatis mutandis. These paragraphs regard representation by the management board and decision-making by the management board when in a conflict of interest.

23.
1. The Company shall, within the limits of the law, indemnify and advance expenses to each current and former auditor, director, officer, employee and agent, if and when, by reason of his or her relationship with the Company, he or she becomes involved or is threatened to become involved in any pending, pending or terminated action or proceeding.
2. The company is authorized, within the limits of the law, to take out liability insurance for the persons referred to in paragraph 1. of this article.

1. The company shall, within the limits of the law, indemnify and defray expenses for each present and former member of the supervisory board, member of the management board, officer, employee and authorized representative, if and as soon as he or she, by reason of his or her relation to the company, becomes involved or is threatened with becoming involved in an impending, pending or completed action or proceeding.
2. The company is authorized, within the limits of the law, to take out liability insurance for the persons referred to in paragraph 1. of this article.
Not amended → English wording has been updated though
Transition provision capital
24.
As of the date that the Board of Management filed a statement with the Commercial Register that ninety percent (90%) of the authorized capital had been issued, Article 3 reads as follows: "The authorized capital of the Company is sixty-seven million and five hundred thousand euros (EUR 67,500,000), divided into one hundred fifty million (150,000,000) shares, each share having a nominal value of forty-five eurocents (EUR 0.45)."

As of the date that the board has filed a statement with the trade register to the effect that ninety percent (90%) of the authorized capital has been issued, article 3 reads as follows:
"The authorized capital of the company amounts to sixty-seven million and five hundred thousand euros (EUR 67,500,000), divided into one hundred fifty million (150,000,000) shares, each with a nominal value of forty-five eurocents (EUR 0.45).
Not amended → English wording has been updated though